                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     -----------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                                 (AMENDMENT NO. 1)(1)

                            GLOBAL DIAMOND RESOURCES, INC.
                            ------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     379320 20 3
                                     -----------
                                    (CUSIP Number)

                                    Ahmed Basodan
                             Almahmal Center, 18th Floor
                                 Jeddah, Saudi Arabia
                                   (9662) 622-4253
                                   ---------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 23, 1999
                                    -------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 6 Pages)


------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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------------------------------                   ------------------------------
CUSIP NO.  379320 20 3             13D            Page 2 of 6 Pages
------------------------------                   ------------------------------


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              NEW DIAMOND CORPORATION LIMITED
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /  (b) /X/
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           9,238,096
              SHARES              ---------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        -0-
            REPORTING             ---------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          9,238,096
                                  ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              9,238,096
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              20.0%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   ------------------------------
CUSIP NO.  379320 20 3             13D            Page 3 of 6 Pages
------------------------------                   ------------------------------


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              SHEIKH YASSIN A. A. KADI
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /  (b) /X/
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              PF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              SAUDI ARABIA
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           9,238,096
              SHARES              ---------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        -0-
            REPORTING             ---------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          9,238,096
                                  ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              9,238,096
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              20.0%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   ------------------------------
CUSIP NO.  379320 20 3             13D            Page 4 of 6 Pages
------------------------------                   ------------------------------


Item 1 is hereby amended to read in its entirety as follows:

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") amends that certain Statement on Schedule 13D dated December 31, 1998 (the "Statement"), filed with the Securities and Exchange Commission with respect to the common stock, par value $0.0005 (the "Stock"), of Global Diamond Resources, Inc., a Nevada corporation ("GDRI"). The principal executive office of GDRI is located at 836 Prospect Street, Suite 2B, La Jolla, California 92037.


Item 3 is hereby amended to add the following:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 23, 1999, New Diamond Corporation Limited ("New Diamond") acquired from GDRI 666,667 shares (the "Additional Shares") of the Stock pursuant to the terms of that certain Amendment No. 1 to Securities Purchase Agreement, dated as of June 30, 1999, attached hereto as Exhibit C (the "Purchase Agreement Amendment"). The Additional Shares were issued in exchange for the release of certain claims against GDRI by New Diamond arising from the breach of certain representations and warranties made by GDRI under the Securities Purchase Agreement dated as of December 31, 1998 (the "Purchase Agreement").


Item 4 is hereby amended to add the following:

ITEM 4.   PURPOSE OF TRANSACTION.

     The Purchase Agreement Amendment provided for the issuance by GDRI and acquisition by New Diamond of the Additional Shares by amending the Purchase Agreement to (i) increase the number of shares purchased by New Diamond thereunder from 8,571,429 to 9,238,096 (the "Shares") and (ii) lower the purchase price per share from $0.35 to $0.3247422. The Purchase Agreement Amendment provides that GDRI has the right to redeem up to all of the Additional Shares upon the occurrence of certain events.

     New Diamond acquired the Additional Shares for investment purposes. Pursuant to the Purchase Agreement, New Diamond acquired certain board representation and other rights, as set forth in the Statement. New Diamond intends to review its investment in GDRI on a regular basis and may (i) increase its investment in GDRI, (ii) maintain its present level of investment, or (iii) dispose of some or all of its shares of the Stock.

------------------------------                   ------------------------------
CUSIP NO.  379320 20 3             13D            Page 5 of 6 Pages
------------------------------                   ------------------------------


     Except as set forth above, New Diamond has no current plans or proposals that relate to or would result in the types of actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) New Diamond beneficially owns the Shares, which constitute approximately 20.0% of the aggregate number of shares of the Stock outstanding. As the holder of all of the issued and outstanding shares of New Diamond, Sheikh Yassin A. A. Kadi may be deemed to be the beneficial owner of the Shares.

     (b) New Diamond has sole voting and dispositive power over the Shares. As the president of New Diamond, Sheikh Yassin A. A. Kadi has voting and dispositive power over the Shares.

     (c) Except as set forth in Item 3 above, New Diamond has not effected any transaction in the Stock in the past 60 days.

     (d) No persons other than the reporting persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock.

     (e)  Not applicable.


Item 6 is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Purchase Agreement and the Purchase Agreement Amendment, there are no contracts, arrangements, understandings or relationships with respect to any securities of GDRI.


Item 7 is hereby amended to add the following:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit C - Amendment No. 1 to Securities Purchase Agreement

------------------------------                   ------------------------------
CUSIP NO.  379320 20 3             13D            Page 6 of 6 Pages
------------------------------                   ------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 1999.



     NEW DIAMOND CORPORATION LIMITED



     By:    /s/ Ahmed M. Basodan
          --------------------------
          Name:   Ahmed M. Basodan
          Title:  Vice President


     SHEIKH YASSIN A. A. KADI


       /s/ Sheik Yassin A. A. Kadi
     -------------------------------
     Sheik Yassin A. A. Kadi